SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 2)

DIGITAL IMPACT, INC.

(Name of Subject Company)

DIGITAL IMPACT, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

25385G 10 6

(CUSIP Number of Class of Securities)

William Park

President, Chief Executive Officer and Chairman of the Board of Directors

177 Bovet Road, Suite 200

San Mateo, California 94402

(650) 356-3400

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12 East 49th Street

New York, NY 10017

(212) 999-5800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 3 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Digital Impact, Inc. (the “Company”) on April 1, 2005, as thereafter amended, and to add an additional Exhibit and amend the Exhibit Index accordingly.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented as follows:

On April 25, 2005, in consultation with Acxiom and pursuant to an unanimous written consent of the Board of Directors, all Shares of restricted stock held by outside directors of the Company became fully vested and no longer subject to forfeiture, including 14,184 Shares held by Michael Brown, 13,698 Shares held by Martha Deevy, 14,184 Shares held by Peter Pervere and 12,411 Shares held by Edward Spiegel. Under the terms of the 1999 Director Equity Plan, as amended and restated as of May 2003 (the “Director Plan”), these Shares would have become fully vested following the consummation of the Offer.

The Board of Directors also amended the Director Plan to correct a technical deficiency therein, such that all unvested options held by an outside director shall immediately vest in full upon such director’s resignation or termination from the Board of Directors upon or following the consummation of the Offer. As of the date hereof, Michael Brown holds unvested options to purchase 15,000 Shares, Peter Pervere holds unvested options to purchase 30,000 Shares and Edward Spiegel holds unvested options to purchase 15,209 Shares.

A copy of Amendment #1 to the Director Plan is filed as Exhibit (e)(16) hereto and is incorporated herein by reference.

Item 9. Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description
(e)(16)	Amendment No. 1 to the 1999 Director Equity Plan, as amended and restated.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAL IMPACT, INC.
Dated: April 27, 2005
/s/ David Oppenheimer
David Oppenheimer
Sr. Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description
(e)(16)	Amendment No. 1 to the 1999 Director Equity Plan, as amended and restated.